EXHIBIT 23.1

Independent Auditors’ Report and Consent

The Board of Directors
True Temper Sports, Inc.

The audits referred to in our report dated February 9, 2004, included the related financial statement schedules as of December 31, 2003, and for each of the years in the three-year period ended December 31, 2003, included in the registration statement. These financial statements schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein. Our report refers to a change in accounting for goodwill and other intangible assets in 2002.

We consent to the use of our reports included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Memphis, Tennessee
April 9, 2004